Exhibit 99.1

Gaotu Techedu Provides Business Updates

Beijing, November 15, 2021 — Gaotu Techedu Inc. (“Gaotu” or the “Company”) (NYSE: GOTU), a leading online large-class tutoring service provider in China, today provided business updates following the recent regulatory developments relating to after-school tutoring services, including the “Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education” published in July 2021 by the General Office of the CPC Central Committee and the General Office of the State Council of the PRC and the related implementation rules, regulations and measures promulgated by competent authorities (collectively, the “New Regulations”).

In compliance with the New Regulations, the Company will cease offering tutoring services related to academic subjects to students from kindergarten through grade nine (the “K-9 Academic AST Services”) by the end of 2021 (the “Cessation”). The Company expects that the Cessation will have a substantial adverse impact on the Company’s revenues for the fiscal year ending December 31, 2021 and the subsequent periods.

The Company will continue to consider appropriate strategic opportunities that can effectively leverage the resources and knowhow accumulated through its past K-9 Academic AST Services, and will provide updates as appropriate. The Company will also continue to operate its business outside of the K-9 Academic AST Services and shift its focus towards developing course offerings and services for professional education, explore possibilities in digital products and vocational education, and continue to provide quality learning experience for its students.

The Company is committed to complying with all applicable PRC laws and regulations, including the New Regulations. To this end, the Company will continue to seek guidance from and cooperate with all relevant government authorities in China in connection with its efforts to comply with the policy directives of the New Regulations. The Company will further adjust its business operations as required and provide updates as appropriate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gaotu undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and online large-class tutoring service provider in China. The Company offers foreign language, vocational, professional and admission courses and STEAM courses. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce, high-quality teaching resources to aspiring students in China. The Company leverages big data analytics and the latest technologies in multiple aspects of its business to improve teaching delivery, student learning experience, and operational efficiency.

For further information, please contact:

Gaotu Techedu Inc.

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Vivian Wang

Phone: +852 2232 3978

E-mail: gotu@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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